CDNX – DRS
OTC BB - DRKRF
February 28, 2003 **Form 20-F File No.: 0-30072**

Corporate Consolidation & Name Change Approved

(Vancouver, B.C., February 28, 2003) – Derek Resources Corporation reports that the TSX Venture Exchange has today issued the following Bulletin:

DEREK OIL & GAS CORPORATION ("DRK")
[formerly Derek Resources Corporation ("DRS")]
BULLETIN TYPE: Name Change and Consolidation
BULLETIN DATE: February 28, 2003
Tier 2 Company

Pursuant to a special resolution passed by shareholders November 28, 2002, the Company has consolidated its capital on a three old for one new basis. The name of the Company has also been changed from Derek Resources Corporation to Derek Oil & Gas Corporation.

Effective at the opening March 3, 2003, the common shares of Derek Oil & Gas Corporation will commence trading on TSX Venture Exchange and the common shares of Derek Resources Corporation will be delisted.

Post – Consolidation
Capitalization: 100,000,000 shares with no par value of which 18,936,019 shares are issued and outstanding
Escrow: nil

Transfer Agent: Computershare Trust Company of Canada
Trading Symbol: DRK (new)
CUSIP Number: 24981Q 10 5 (new)

DEREK RESOURCES CORPORATION

"Barry C.J. Ehrl"   "Edward Byrd"

Barry C.J. Ehrl, Director   Edward Byrd, Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757
www.derekresources.com
Corporate e-mail: info@derekresources.com

The Canadian Venture Exchange has neither approved nor disapproved
the information contained herein

Cautionary Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company's Annual Information Form.